

September 5, 2013

Via E-Mail
Mr. Manuel G. Estrada
Chief Financial Officer
International Shipholding Corporation
11 North Water Street, Suite 18290
Mobile, Alabama 36602

> **Re:** **International Shipholding Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 6, 2013**
> **File No. 001-10852**

Dear Mr. Estrada:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment 12 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18
Impairment of Long-Lived Assets, page 19

1. We note from your disclosure in Note O to the financial statements that your Dry Bulk Carriers segment has generated a segment loss during 2012, and in the six months ended June 30, 2013, and also has a significant amount of assets allocated to the segment. In light of these segment losses, as well as the existence of volatile spot market rates, and other negative market factors, we believe you should significantly expand your critical

accounting policy with regard to your policy for evaluating impairments of long-lived assets to provide more insight into the assumptions used in your impairment analysis. Your revised disclosures should explain the material assumptions used in your impairment analysis and should also include a discussion of factors such as how you arrived at the assumptions, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please confirm that you will revise your discussion accordingly.

Executive Summary, page 19
Overview of Fleet, page 22

2. We note your disclosure on page 22 of a table which lists the vessels in your fleet as of December 31, 2012. We also note the disclosure that at such date, you believe the market value of each of the vessels equals or exceeds its carrying value. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise future filings to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements. Also, please consider revising this table to include the date of acquisition, purchase price and carrying value at the balance sheet date for each of your vessels.

Management Gross Voyage Profit Financial Measures, page 23

3. We note that in your MD&A section, you disclose the measure "gross voyage profit" which management reviews to assist in monitoring and managing your business. You also include disclosure of a reconciliation of gross voyage profit to operating income. We also note that the segment disclosure in Note O to the financial statements includes disclosure of this gross voyage profit measure as well as the measure "segment profit (loss)." However, it appears from your disclosures in Note O, that segment profit (loss), rather than gross voyage profit, is the reported measure of segment profit or loss, used for purposes of your ASC 280 required disclosures. Please note that ASC 280-10-50-28 indicates that if the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity's consolidated financial statements. In light of the fact that segment profit is the measure reconciled to consolidated net income in Note O, it would appear this is the reported segment measure of profit or loss. Please advise. If the reported segment measure of profit or loss in accordance with ASC 280 is "segment profit," the financial measure "gross voyage profit" as discussed in MD&A, would be

considered a non-GAAP financial measure and should be revised to include the
disclosures required by Item 10(e) of Regulation S-K. Alternatively, if you believe that
gross voyage profit is the measure of segment profit or loss reported to the CODM under
ASC 280, this is the measure that should be reconciled to consolidated income before
income taxes in Note O.   Please advise or revise accordingly.

4. Also, if segment profit (loss) is the measure used by your CODM for purposes of
   assessing performance and allocating resources pursuant to ASC 280, MD&A should be
   revised to include a discussion of the facts and circumstances responsible for changes in
   this measure for each of your segments during each period presented in your
   consolidated financial statements. Please advise or revise as appropriate.

5. Additionally, your discussion in the results of operations section may include a
   discussion of the reported segment measure of profit or loss disclosed under ASC 280,
   however you should also include a discussion of any reconciling items and any
   significant variations in the components of this measure such as voyage expenses, vessel
   depreciation, G&A expense, etc. Also, if gross voyage profit is determined to be a non-
   GAAP financial measure based on the above, you should provide a discussion of the
   most comparable GAAP financial measure, such as operating income, in your results of
   operations section in a more prominent presentation than the non-GAAP financial
   measures. See Item 10(e)(1)(i) of Regulation S-K. Please revise accordingly.
.

6. When more than one factor contributes to the variation in revenue or profit between
   periods, please revise your discussion to quantify the effect of each factor. For example,
   on page 24 you disclose that the Jones Act segment's gross voyage profit increased from
   $2.1 million in 2011 to $6.5 million in 2012 primarily due to the addition of the UOS
   vessels, and reduced operating costs, however you do not quantify these changes or
   provide the actual cost figures necessary to put these changes in proper context. Please
   revise accordingly.

Liquidity and Capital Resources – 2012, page 28

7. Please revise to disclose an estimate of your expected capital expenditures for the year
   ended December 31, 2013.

Audited Financial Statements

Statements of Income, page F-3

8. We note the disclosure of a $16.6 million gain on the sale/purchase of other assets as part
   of operating income for the year ended December 31, 2012. We also note that $12.2
   million of this gain relates to a non-monetary vessel exchange which is explained in Note
   F. Please explain to us and revise the notes to the financial statements to disclose the

nature of the remaining $4.4 million gain included in this line item on the statement of income and explain how this gain was calculated or determined.

Notes to the Financial Statements
Note B. Acquisitions, page F-10
Dry Bulk Cape Holding Inc., Step Acquisition

9. We note from the disclosure included in Note B that in connection with the step acquisition transaction, the company recognized a bargain purchase gain of $500 which was calculated as the difference between the fair value of the net assets acquired of $69,000 less the fair value of the purchase consideration of $35,800 and the fair value of the previously held 50% interest of $32,700. With regards to this gain calculation, please tell us and explain in Note B the nature of the "purchase consideration" issued in this transaction. Also, please explain in detail how the fair value of this purchase consideration was calculated or determined.

Note C. Out of Period Adjustments

10. We note that during 2012 you recorded certain out of period adjustments which related to periods prior to 2012. We also note your disclosure that you concluded that the impact is not material to your results for 2012. In light of the fact that the adjustments appear to be material to net income in the second quarter of 2012, the period in which the OOP adjustments were made, please provide us the following information:
    *   Please explain in further detail the nature of the error related to the termination of a lease on one of your PCTC vessels in the third quarter of 2011 and explain how the amount of the error was calculated or determined.
    *   Please explain to us how each of these errors were identified or detected by the Company's management.
    *   Please provide an explanation of the quantitative and qualitative factors considered by management in determining that the impact of these errors was not material to 2012 or to any of the prior periods impacted by this error. As part of your response, you should clearly explain why you do not believe the correction of these errors was material to your results of operations for the second quarter of 2012 when the errors were corrected in your financial statements.

Note F. Non-Monetary Exchange Transaction, page F-12

11. We note your disclosure that on October 22, 2012 you acquired a newer vessel in exchange for one of your existing vessels and $3.7 million in cash and recognized a gain of $12.2 million based on the fair market value of the vessel received less the book value of the vessel tendered. Please provide us details regarding the calculation of this $12.2 million gain and explain to us how you determined or calculated the fair market value of the vessel.

Note P. Unconsolidated Entities, page F-17

12. We note that during 2011 you acquired the other 50% interest in Dry Bulk, giving you a 100% interest as of March 25, 2011. We also note that it appears that the operations of your 50% investment in Dry Bulk was significant to your consolidated income for the year ended December 31, 2010. Please note that Rule 3-09 of Regulation S-X requires registrants to file separate annual financial statements for each significant equity method investee for which either the income or investment test set forth in Rule 1-02(w) of Regulation S-X exceeds 20% for any of the fiscal years required to be presented in the filing. In light of the fact that the year ended December 31, 2010 is presented in the Form 10-K for the year ended December 31, 2012, and because the Dry Bulk investment appears to be significant at the 20% threshold to the year ended December 31, 2010, we believe that separate audited financial statements for Dry Bulk for the year ended December 31, 2010 are required in the 2012 Form 10-K. Please revise accordingly.

Note V. Stock-Based Compensation, page

13. We note that during 2012 you granted time-based and performance-based RSUs. Please tell us and revise Note V to disclose how you determined the fair value of these awards. Your response and revised disclosures should include the methods and the significant assumptions used to determine fair value of each category of RSUs. The notes to your interim financial statements should be similarly revised to disclose the methods and significant assumptions used to determine the fair values of stock-based compensation awards granted during 2013.

Form 10-Q for the Quarter Ended June 30, 2013

Notes to the Financial Statements
Note 12. Goodwill and Other Intangible Assets, page 14

14. We note your table of definite life intangible assets includes $11.3 million related to a favorable lease UOS early buy-out. We also note that there is no amortization period disclosed for this intangible and it does not appear that this asset was amortized during the six months ended June 30, 2013. Please tell us the useful life or amortization period that has been assigned to this favorable lease asset and explain to us why no amortization expense has been recognized during the six months ended June 30, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

15. We note that your results of operations section of MD&A discusses changes in revenue and gross profit. Please explain to us why you have changed the measure discussed in

MD&A during 2013 from gross voyage profit to gross profit. Also, in light of the fact that gross profit is not a measure on your statements of income, please explain to us why you believe it is appropriate to discuss gross profit in MD&A. As part of your response, please tell us the segment measure that is used by the CODM for purposes of assessing performance and allocating resources during 2013 and tell us if there have been any changes in the measure reported to and used by the CODM during the six months ended June 30, 2013 from that used during 2012. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief